Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated November 28, 2007 accompanying the consolidated financial statements and schedules (which includes an explanatory paragraph related to the adoption of the recognition and disclosure provisions of Financial Accounting Standards Board Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective September 30, 2007) and management’s assessment of the effectiveness of internal control over financial reporting, which are included in the Annual Report on Form 10-K of Griffon Corporation and subsidiaries the year ended September 30, 2007 and which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports.

/s/ GRANT THORNTON LLP

Melville, New York
March 18, 2008